

SECURITIES AND EXCHANGE COMMISSION 02018373

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43788 |


RECEIVED
FEB 28 2002

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLIANCE FINANCIAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 RIVER RUN, SUITE 1100
(No. and Street)

| FORT WORTH | TEXAS | 76107 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHERINE G. SMITH — 817-870-9794
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name — if individual, state last, first, middle name)

| 14001 GOLDMARK DRIVE, SUITE 115 | DALLAS | TEXAS | 75240-4253 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, KATHERINE G. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIANCE FINANCIAL GROUP, INC., as of DECEMBER 31, ~~19~~XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



E. SUE FRIEDMAN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 11-13-2002


Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALLIANCE FINANCIAL GROUP, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2001

## CONTENTS

*Hendricks, Graves and Associates, LLP*
*Certified Public Accountants*

*Suite 115, 14001 Goldmark Drive*
*Dallas, Texas 75240-4253*

*972-234-3333*
*Facsimile 972-234-3331*
*gravesdon@earthlink.net*

# INDEPENDENT AUDITORS' REPORT

**BOARD OF DIRECTORS**
**ALLIANCE FINANCIAL GROUP, INC.**
**FORT WORTH, TEXAS**

We have audited the accompanying statement of financial condition of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 12, 2002**

# ALLIANCE FINANCIAL GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2001

### ASSETS

| | | |
|---|---|---|
| Cash | $ 27,314 | |
| Deposits with clearing organizations | 12,578 | |
| Receivable from broker-dealer | 6,874 | |
| Other receivable | 1,172 | |
| Marketable securties owned, at market value | 26,143 | |
| Other investment | 3,300 | |
| | | $ 77,381 |

### STOCKHOLDERS' EQUITY

**STOCKHOLDERS' EQUITY:**

| | | |
|---|---|---|
| Common stock, 10,000 shares of $1.00 par value authorized and 1,935 shares issued 1,425 outstanding and 510 held in treasury | $ 1,935 | |
| Additional capital | 142,565 | |
| Accumulated deficit | ( 67,119) | |
| **Net stockholders' equity** | | $ 77,381 |

**The accompanying notes are an integral part of the financial statements.**

# ALLIANCE FINANCIAL GROUP, INC.

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| **REVENUES:** | | |
| Commissions | $ 87,179 | |
| Other | 44,247 | |
| **Total revenues** | | $ 131,426 |
| **COSTS AND EXPENSES:** | | |
| Salaries, commissions and payroll taxes | 94,266 | |
| Communications | 18,510 | |
| Occupancy costs | 17,980 | |
| Other operating expenses | 20,579 | |
| **Total costs and expenses** | | 151,335 |
| **NET LOSS** | | $( 19,909) |

**The accompanying notes are an integral part of the financial statements.**

## ALLIANCE FINANCIAL GROUP, INC.

### STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

### YEAR ENDED DECEMBER 31, 2001

| | COMMON STOCK | ADDITIONAL CAPITAL | ACCUM. DEFICIT | TOTAL |
|---|---|---|---|---|
| Balances at December 31, 2000 | $ 1,935 | $ 142,565 | $( 47,210) | $ 97,290 |
| Net loss | | | ( 19,909) | ( 19,909) |
| **Balances at December 31, 2001** | $ 1,935 | $ 142,565 | $( 67,119) | $ 77,381 |

**The accompanying notes are an integral part of the financial statements.**

# ALLIANCE FINANCIAL GROUP, INC.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

## TO CLAIMS OF GENERAL CREDITORS

## YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Balance at December 31, 2000 | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| **Balance at December 31, 2001** | $ -0- |

**The accompanying notes are an integral part of the financial statements.**

# ALLIANCE FINANCIAL GROUP, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net loss | $( 19,909) | |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase in deposits with clearing organizations | ( 173) | |
| Increase in receivable from broker-dealer | ( 947) | |
| Decrease in other receivable | 359 | |
| Decrease in accounts payable | ( 803) | |
| **Net cash provided by operating activities** | | $( 21,473) |
| **INVESTING ACTIVITIES** | | |
| Decrease in marketable securities | | 535 |
| **Decrease in cash during year** | | ( 20,938) |
| **Cash at December 31, 2000** | | 48,252 |
| **Cash at December 31, 2001** | | $ 27,314 |

**The accompanying notes are an integral part of the financial statements.**

# ALLIANCE FINANCIAL GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2001

### A. COMPANY:

**ALLIANCE FINANCIAL GROUP, INC.,** was incorporated on November 14, 1986 in Texas. The original name of the Corporation was EGV Securities, Inc. On May 13, 1991, the Company's name was changed to **ALLIANCE FINANCIAL GROUP, INC.**

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

### B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable -** The company evaluates the collectability of accounts receivable. Amounts considered uncollectible or doubtful of collection are written off and charged against income when such determinations are made.

4. **Securities -** Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

5. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

### C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets and accounts payable in the balance sheet approximate fair value.

**(Continued)**

## ALLIANCE FINANCIAL GROUP, INC.

### NOTES TO FINANCIAL STATEMENTS (CONTINUED)

### YEAR ENDED DECEMBER 31, 2001

### D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $68,860 which was $63,860 in excess of its required net capital of $5,000. The Company's net capital ratio was to .00 to 1.

### E. LEASING ARRANGEMENTS:

For the year ended December 31, 2001, rental payments on operating leases for office facilities totaled $17,480. At December 31, 2001, minimum annual rental commitments on a lease for the year ending December 31, 2002 were $17,480 and none thereafter.

### F. INCOME TAXES:

At December 31, 2001, the Company has an ordinary tax loss carryforward of approximately $108,000, for federal income tax purposes.

*Hendricks, Graves and Associates, LLP*

*Certified Public Accountants*

*Suite 115, 14001 Goldmark Drive*
*Dallas, Texas 75240-4253*

*972-234-3333*
*Facsimile 972-234-3331*
*gravesdon@earthlink.net*

## INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**BOARD OF DIRECTORS**
**ALLIANCE FINANCIAL GROUP, INC.**
**FORT WORTH, TEXAS**

We have audited the accompanying financial statements of **ALLIANCE FINANCIAL GROUP, INC.** as of and for the year ended December 31, 2001, and have issued our report thereon dated February 12, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Hendricks, Graves and Associates*

**Hendricks, Graves and Associates, LLP**

**February 12, 2002**

# ALLIANCE FINANCIAL GROUP, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2001

**(See Independent Auditors' Report On Supplementary Information.)**

**COMPUTATION OF NET CAPITAL:**

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 77,381 |
| Add: | |
| Other deductions or allowable credits | - 0 - |
| Total capital and allowable subordinated liabilities | 77,381 |
| Deductions and/or charges: | |
| Non-allowable assets | 4,472 |
| Net capital before haircuts on securities positions | 72,909 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | 4,049 |
| **Net Capital** | $ 68,860 |
| **AGGREGATE INDEBTEDNESS** | $ - 0 - |

Schedule I

# ALLIANCE FINANCIAL GROUP, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

## DECEMBER 31, 2001

**(See Independent Auditors' Report On Supplementary Information.)**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ - 0 - |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 63,860 |
| Excess net capital at 1000% | $ 68,860 |
| Ratio of aggregate indebtedness to net capital | .00 to 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION:

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) Focus report | $ 80,336 |
| Audit adjustments | ( 11,476) |
| **NET CAPITAL** | $ 68,860 |

Schedule II

# ALLIANCE FINANCIAL GROUP, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

## OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2001

**(See Independent Auditors' Report On Supplementary Information.)**

### EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: First Southwest Company
Southwest Securities, Inc.

# ALLIANCE FINANCIAL GROUP, INC.

## REPORT PURSUANT TO RULE 17a-5(d)

## YEAR ENDED DECEMBER 31, 2001



*Hendricks, Graves and Associates, LLP*

*Certified Public Accountants*

*Suite 115, 14001 Goldmark Drive*
*Dallas, Texas 75240-4253*

*972-234-3333*
*Facsimile 972-234-3331*
*gravesdon@earthlink.net*

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

## STRUCTURE REQUIRED BY SEC RULE 17a-5

**BOARD OF DIRECTORS**
**ALLIANCE FINANCIAL GROUP, INC.**
**FORT WORTH, TEXAS**

In planning and performing our audit of the financial statements of **ALLIANCE FINANCIAL GROUP, INC.** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

**Hendricks, Graves and Associates, LLP**

**February 12, 2002**

# ALLIANCE FINANCIAL GROUP, INC.

Fort Worth, Texas

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001



